Trader.com reports consolidated revenues increased by 12% for the full year 2001 and by 9% in the 4th Quarter 2001.

Amsterdam, The Netherlands – January 24th, 2002
Trader.com N.V., a global leader in classified advertising, releases today its full year and fourth quarter 2001 revenues.

Consolidated revenues increased by 12% for the full year 2001

Full Year 2001

In euro millions	2001	2000	Total Growth %	Organic Growth %*
Print revenues	393.6	355.7	+ 11%	+ 4%
Online revenues	25.5	17.2	+ 48%	+ 43%
Consolidated revenues	**419.1**	**372.9**	**+ 12%**	**+ 6%**

*Excluding exchange rate impact

For the full year 2001, consolidated revenues increased by 12% to euro419.1 million vs. euro372.9 million for the full year 2000. Excluding exchange rate impact, total growth was 13.5% and organic growth was 6%.

Consolidated revenues increased by 9% in the 4th Quarter 2001

4th Quarter 2001

In euro millions	4th Q 2001	4th Q 2000	Total Growth %	Organic Growth %*
Print revenues	101.6	94.1	+ 8%	+ 2.5%
Online revenues	6.8	5.4	+ 26%	+ 20.5%
Consolidated revenues	**108.4**	**99.5**	**+ 9%**	**+ 3.5%**

*Excluding exchange rate impact

In the 4th quarter 2001, consolidated revenues increased by 9% to euro108.4 million vs. euro99.5 million in the 4th quarter of 2000. Excluding exchange rate impact, total growth was 10.5% and organic growth was 3.5%.

Didier Breton, Chief Operating Officer of Trader.com commented: "Revenues for the 4th quarter 2001 continue to show growth, despite a weakening of the markets in North America and Latin America which has significantly impacted our organic growth. In other regions, our business continues to be resilient with an 8% organic growth despite the current difficult economic environment. Our world-wide presence combined with our leading local brands are key factors in our continued growth and we are confident about the year 2002."

By region, the results for the 4th quarter 2001 were as follows:

Europe continued to generate solid growth:
- France at 8% to euro11.0 million
- Italy and Switzerland at 6% to euro7.7 million
- Spain at 14% to euro13.0 million (7% growth excluding acquisition impact)
- While Northern and Central Europe (Sweden, Netherlands, Hungary and Poland) was flat at euro10.8 million

Australia grew at 91% to euro14.7 million. Excluding acquisition and exchange rate impact, organic growth remained strong at 10%.

North America (Canada and USA) showed declining revenues of 12% to euro25.1 million. Excluding exchange rate impact and the divestiture of our California operations, the decline in revenues was 5% attributable to the slowdown of the economy.

Our revenues in Latin America have been impacted by the crisis in Argentina and showed a decline of 27% to euro2.9 million.

Finally, Russia and the newly independent states (Belarus, Kazakhstan and Ukraine) generated strong growth of 26.5% to euro19.6 million.

Print revenues increased by 8% in the 4th Quarter 2001

In the 4th quarter of 2001, print revenues increased by 8% to euro101.6 million vs. euro94.1 million in the 4th quarter of 2000. Excluding exchange rate impact, total growth was 10% and organic growth was 2.5%.

By channel, revenues increased for private classified ads by 28% to euro14.3 million, for professional classified ads by 18% to euro16.3 million, for display advertising by 2% to euro40.0 million, for circulation by 6% to euro26.0 million, and declined for services and other by 4% to euro5.0 million.

Online revenues grew by 26% in the 4th Quarter 2001

In the 4th quarter of 2001, online revenues increased by 26% to euro6.8 million vs. euro5.4 million in the 4th quarter of 2000. Excluding exchange rate impact, total growth was also 26% and organic growth was 20.5%.

By channel, the main sources of revenues for the 4th quarter 2001 were listings with euro3.1 million, professional solutions with euro2.0 million and banner ads with euro0.8 million. Web traffic increased from more than 200 million page views in September 2001 to more than 210 million page views in December 2001.

Confirming our objectives

John H. MacBain, President and Chief Executive Officer of Trader.com said: "We are pleased with our full year revenue growth as it demonstrates the results of our focused strategies that we put in place a year ago. As a result, we remain confident in the achievement of our 2001 EBITDA guidance of euro60 million."

About Trader.com

Trader.com is a global leader in classified advertising. The group was founded in Canada under the name Hebdo Mag in 1987 as a private company. Today, Trader.com connects buyers and sellers through nearly 300 publications (more than 8 million readers per week) and approximately 60 websites in 19 countries with more than 210 million page views per month. Trader.com has over 5,100 employees worldwide, of whom over 2,000 are sales people. Trader.com is listed on the NASDAQ (TRDR) and Premier Marche (First Market of the Paris Stock Exchange - SICOVAM code 5729 and Reuters code: TRD).

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Forward looking statement

Certain statements in this press release may be considered to be "forward looking statements" as that term is defined in The United States' Private Securities Litigation Reform Act of 1995, such as statements that include the words or phrases "are expected to," "will continue," " is anticipated," "estimate," "project," "expectations" "guidance" or similar expressions. Such statements are subject to risks and uncertainties. The factors which could cause actual results to differ materially from those suggested by any such statements include, but are not limited to, those discussed or identified in our 2000 Form 20-F, which is on file with the United States Securities and Exchange Commission, including risks or uncertainties relating to our history of reported losses, the control of our company by a small group of shareholders, our highly competitive industry, our ability to make and integrate acquisitions, our ability to respond to political and economic conditions generally in the global economy or specifically in the countries in which we operate including Russia, the currencies in which we do business, our ability to smoothly transition to the Euro in those countries where it has been adopted, our dependence on our management team, our expansion plans and workforce requirements, our content, our brands, our dependence on advertising including print and online advertising, our ability to expand our online business, the limited history of our online business, our ability to successfully execute our business strategy, the expansion of the Internet and our dependence on the growth of Internet usage, as well as general economic and market conditions.